Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock company incorporated in the People’s Republic of China with limited liability) (Stock Code: 857)

ANNOUNCEMENT

COMPLETION OF ESTABLISHMENT OF JOINT VENTURES

COMPLETION OF ESTABLISHMENT OF JOINT VENTURES

We refer to the announcements of the Company dated 10 January 2011, 31 January 2011 and 8 April 2011, respectively.

The Company is pleased to announce that all the conditions contained in the Acquisition Agreement and the Reorganisation Agreement have been fulfilled and Completion has taken place on 01 July 2011.

Upon Completion, PCI has acquired 50.1% of all the issued and outstanding shares in the capital of JV1, the entity that will engage in trading activities related to the crude oil refining operations using physical assets located at the Grangemouth refinery in Scotland and the Lavéra refinery in France, and 49.9% of all the issued and outstanding shares in the capital of JV2, the entity that will carry out crude oil refining business using the refining assets at Grangemouth and Lavéra. The total cash consideration payable by PCI is US$1,015,000,000. In addition, each of INEOS Newco and JV2 will own 50% of the Infrastructure Newco.

The Interface Agreements have been entered into on 01 July 2011 for the purpose of ensuring that both the Target Business and the Retained Group have access to, amongst others, the shared infrastructure assets and services necessary to operate their respective business in the ordinary course after Completion.

DEFINITIONS

In this announcement, unless otherwise defined, the following terms shall have the following meanings:

“Acquisition Agreement”	the Acquisition Agreement entered into on 8 April 2011 between PCI, INEOS Newco, the Sellers, JV1 and JV2, pursuant to which PCI has acquired 50.1% of all the issued and outstanding shares in the capital of JV1 and 49.9% of all the issued and outstanding shares in the capital of JV2, respectively

“Board”	the Board of Directors of the Company, including the independent non-executive directors

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the Shanghai Stock Exchange and the Main Board of the Stock Exchange with American depository shares listed on the New York Stock Exchange, together with its subsidiaries

“Completion”	completion of the establishment of JV1 and JV2 as contemplated in the Acquisition Agreement and the Reorganisation Agreement

“Excluded Asset”	a property, right or asset that does not relate exclusively to the Target Business

“Excluded Liability”	any liability (other than in respect of tax) to the extent that it does not relate to the Target Business or any liability (other than in respect of tax) to the extent that it relates to Infrastructure Newco if incurred before the Hive-Out

“Hive-Out”	the series of transactions by which the Excluded Assets and Excluded Liabilities are transferred out of the Target Group and the shared infrastructure assets are transferred to Infrastructure Newco (or, to the extent that it is not reasonably practicable to effect such transfer, the Target Group or Infrastructure Newco is put into a position equivalent to the one that it would have been in had the Excluded Assets and the Excluded Liabilities or the shared infrastructure assets been so transferred), so that the Target Group owns only those assets and liabilities comprising the Target Business

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“INEOS”	INEOS Group Holdings plc

“INEOS Newco”	INEOS Investments (Jersey) Limited, a company incorporated in Jersey and established by the principal shareholders of the INEOS group

“Interface Agreements”	the Interface Agreements entered into on 01 July 2011 for the purpose of ensuring that both the Target Business and the Retained Group have access to the shared infrastructure assets, utilities, hydrocarbon streams and services necessary to operate in the ordinary course after Completion

“IEHL”	INEOS European Holdings Limited, a wholly owned subsidiary of IHL

“IEL”	INEOS Europe Limited, a wholly owned subsidiary of IEHL

“IFL”	INEOS Fuels Limited, a wholly owned subsidiary of IEL

“IHL”	INEOS Holdings Limited, a wholly owned subsidiary of INEOS

“IIIL”	INEOS Investments International Limited, a wholly owned subsidiary of IHL

“IMF”	INEOS Manufacturing France SAS, a wholly owned subsidiary of IIIL

“IMSL”	INEOS Manufacturing Scotland Limited, a wholly owned subsidiary of IEHL

“Infrastructure Newco”	INEOS Infrastructure (Grangemouth) Limited, a limited liability company registered in England and a wholly owned subsidiary of IEHL, which upon Completion will be 50% owned by INEOS Newco and 50% owned by JV2 and which will hold the shared infrastructure assets and charge out relevant utilities and services to JV2 and the relevant members of the Retained Group

“Infrastructure Newco Shares”	the entire issued share capital of Infrastructure Newco

“IRF”	INEOS Refining France SAS, a wholly owned subsidiary of IIIL

“Jersey Companies”	INEOS Refining (Jersey) 1 Limited, a company that has been (i) incorporated in Jersey, (ii) the direct and indirect legal and beneficial shareholder of the entire issued share capital of IEL, IFL and IRF, and (iii) transferred to JV1 by IEHL and IIIL, and INEOS Refining (Jersey) 2 Limited, a company that has been (i) incorporated in Jersey, (ii) the direct legal and beneficial shareholder of the entire issued share capital of IMSL and IMF, and (iii) transferred to JV2 by IEHL and IIIL

“Jersey Companies Shares”	all the issued and outstanding shares in the capital of the Jersey Companies

“JV1”	INEOS Refining Limited, a limited liability company incorporated in Jersey and a direct wholly owned subsidiary of INEOS Newco, which upon Completion will be 50.1% owned by PCI and will engage in trading activities related to the crude oil refining operations using physical assets located at the Grangemouth refinery in Scotland and the Lavéra refinery in France

“JV2”	INEOS Refining II Limited, a limited liability company incorporated in Jersey and a direct wholly owned subsidiary of INEOS Newco, which upon Completion will be 49.9% owned by PCI and will carry out crude oil refining business using the refining assets at Grangemouth and Lavéra

“PCI”	PetroChina International (London) Company Limited, a limited liability company incorporated in England and a wholly owned subsidiary of PetroChina International

“PetroChina International”	PetroChina International Company Limited, a limited liability company incorporated in the PRC and a wholly owned subsidiary of the Company

“PRC”	the People’s Republic of China

“Reorganisation Agreement”	the Reorganisation Agreement entered into on 8 April 2011 between PCI, the Sellers, IHL, JV1 and JV2, pursuant to which the Hive-Out was carried out and the Sellers sold, and JV1 and JV2 purchased, the Jersey Companies Shares and the Infrastructure Newco Shares

“Retained Group”	means the Sellers, their subsidiaries and subsidiary undertakings from time to time, any holding company of each Seller and any other subsidiaries or subsidiary undertakings of any such holding company (except JV1, JV2, any member of the Target Group and Infrastructure Newco) and excluding INEOS Newco

“Sellers”	INEOS European Holdings Limited and INEOS Investments International Limited, each a wholly owned subsidiary of INEOS

“Target Business”	the crude oil refining operations using the physical assets located at the Grangemouth Refinery in Scotland and the Lavéra Refinery in France, and the depot at Dalston in Cumbria, England together with all rights in relation to all pipelines, property, physical assets, rights, relevant properties rights, easements, servitudes and wayleaves required to carry out such operations as currently operated by the Target Group and the related entrepreneurial and trading activities

“Target Group”	the Jersey Companies and all their respective subsidiaries immediately prior to Completion

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board

Hong Kong, 03 July 2011

As at the date of this announcement, the Board comprises Mr Jiang Jiemin as the chairman; Mr Zhou Jiping (vice chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr. Chen Zhiwu as independent non-executive directors.

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